FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 30, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL.

MTS Issues Eurobond

May 30, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the issuance of its USD-denominated Loan Participation Notes in the amount of $500 mln with an annual interest rate of 5.00% and a maturity in June 2023. The proceeds will be used for general corporate purposes.

The notes were issued by MTS International Funding Limited, a private company organized and existing as a private limited company under the laws of Ireland, and are listed on the Irish Stock Exchange.

THIS TRANSMISSION IS SOLELY FOR THE USE OF THE “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) THAT IS ALSO A “QUALIFIED PURCHASER” (AS DEFINED IN SECTION 2(A)(51) OF THE U.S. INVESTMENT COMPANY ACT OF 1940, AS AMENDED) OR “NON-U.S. PERSON” IN AN “OFFSHORE TRANSACTION” (EACH AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) TO WHOM IT IS ADDRESSED AND ITS ADVISORS. RE-TRANSMISSION OR DISTRIBUTION IN WHOLE OR IN PART TO ANY OTHER PERSON IS PROHIBITED.

Not for distribution, directly or indirectly, in or into, the United States, Canada, Australia, Japan or any other jurisdiction where to do so would be unlawful. Nothing in this communication shall constitute an offer to sell or the solicitation of an offer to buy securities in the United States, Canada, Australia or Japan or any jurisdiction in which such offer or sale would be unlawful. The offering and the distribution of this communication and other information referred to herein may be restricted by law and persons into whose possession this communication or such other information comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This communication is not an offer for sale or the solicitation of an offer to purchase securities in the United States. Securities may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into, the United States absent registration under, or pursuant to an applicable exemption from, the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and in compliance with any relevant state securities laws. There will be no public offer of securities in the United States or in any other jurisdiction where such an offering is restricted or prohibited. The Issuer has not been and is not intended to be registered under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), by reason of the exception contained in Section 3(c)(7).

This communication is not being made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication is not being distributed to, and must not be passed on to the general public in the United Kingdom or to persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is being distributed on the basis that each person in the United Kingdom to whom it is made available or at whom it is directed is (i) an investment professional within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Financial Promotion Order”); (ii) a person within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; or (iii) any other person to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “relevant persons”). This communication will be made, available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities will be engaged in only with, such relevant persons. No other person should rely or act upon it. This communication is not intended for distribution to and must not be passed on to any retail client.

This communication is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this communication is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. Securities referred to herein have not been and will not be registered in Russia and are not intended for “placement”, “circulation”, “offering” or “advertising” in Russia (each as defined in Russian securities laws) unless and to the extent otherwise permitted under Russian law.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 30, 2013